UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 3, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a Stock Exchange Announcement dated 3 February 2021 entitled ‘VODAFONE – Q3 FY21 TRADNG UPDATE’.

Vodafone Group Plc ⫶ Q3 FY21 trading update

3 February 2021

Return to service revenue growth and FY21 guidance reiterated

•	Resilient trading performance, with service revenue growth of 0.4%* (Q2: -0.4%*)

•	Continued commercial momentum, despite further lockdown measures

•	Germany service revenue growth of 1.0%* (Q2: -0.1%*), with growth across all segments in the market

•	Deepening customer engagement with year-to-date Europe mobile contract churn 1.1 percentage points lower year-on-year

•	Strong demand for high-speed connectivity, with 330,000 NGN broadband customer additions in Europe during the quarter, bringing year-to-date total NGN additions to over 1.1 million

	Q3 FY21	Q3 FY20	Reported	Organic
Q3 performance summary	€m	€m	growth	growth[1]
Service revenue[1]
Total Europe	7,404	7,586	(2.4)%	(1.1)%
- of which Germany	2,912	2,883	1.0%	1.0%
Vodacom	1,056	1,162	(9.1)%	3.3%
Other Markets	806	891	(9.5)%	12.3%
Other / Eliminations	91	94
Total service revenue	9,357	9,733	(3.9)%	0.4%
Other revenue	1,844	2,017
Total revenue	11,201	11,750	(4.7)%	(0.3)%

1. Service revenue and organic growth are alternative performance measures. See page 8 for further details.

•	Underlying trends excluding the impact from lower roaming and visitors were broadly similar quarter-on-quarter

•	Reaffirming FY21 guidance with Adjusted EBITDA expected to be between €14.4 – €14.6 billion and free cash flow of at least €5 billion (pre-spectrum and restructuring)

Nick Read, Group Chief Executive, commented:

“I am pleased the Group returned to service revenue growth in Q3 as a result of the continued commercial momentum across our business, including our largest market Germany. Our good trading performance underscores our confidence in the outlook for the full year. We have made further progress on our strategic priorities, including the IPO of Vantage Towers in early 2021, which remains firmly on track and will now include our 50% shareholding in the UK towers joint venture with Telefonica.

Our networks have successfully delivered another quarter of record data traffic as many countries continue to endure COVID-19 lockdowns and customers depend on our services. We have achieved this while further reducing our carbon footprint and we are making fast progress towards our important target of having our European networks wholly powered by renewable electricity by July this year.

I continue to be proud of the hard work of my colleagues, and that of the industry more broadly, who have kept societies connected and supported key sectors such as education and healthcare. Vodafone has now contributed over €150 million since the start of the pandemic, through direct contributions and in-kind services to those in need, and we will continue to help society recover and build back stronger.”

For more information, please contact:
Investor Relations Investors.vodafone.com ir@vodafone.co.uk	Media Relations Vodafone.com/media/contact GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679 A webcast Q&A session will be held at 10:00 on 3 February 2021. The webcast and supporting information can be accessed at investors.vodafone.com

Operating review ⫶ Maintaining commercial momentum during lockdowns

During the quarter, we continued to make progress against our strategic priorities to deepen engagement with our customers, accelerate our transformation to a digital first organisation, improve the utilisation of our assets, and optimise our portfolio.

Strategic progress summary	Units	Q3 FY21	Q3 FY20
1. Deepening customer engagement
Europe mobile contract customers[1]	million	65.4	64.2
Europe broadband customers[1]	million	25.5	24.7
Europe Consumer converged customers[1]	million	7.5	7.0
Europe on-net Gigabit capable connections[1]	million	40.7	25.5
Europe mobile contract customer churn[2]	%	15.0	15.0
Business fixed-line service revenue growth	%	5.2	4.4
IoT SIM connections	million	118	99
Africa data users[3]	million	85.8	85.1
M-Pesa transaction volume	billion	4.2	3.2
2. Accelerating digital transformation
Europe digital channel sales mix[4]	%	26	21
Europe frequency of customer contacts p.a.	#	1.4	1.5
Europe MyVodafone app penetration	%	62	65
3. Improving asset utilisation
Average Europe monthly mobile data usage per customer	GB	6.7	4.5
Europe on-net NGN broadband penetration[1]	%	30.2	29.7

1.	Including VodafoneZiggo | 2. Q3 FY20 excludes inactive SIM impact in Italy | 3. Africa including Safaricom, Ghana & Egypt | 4. Germany, Italy, UK and Spain only

In Consumer, we are competing effectively across all market segments, with speed-tiered unlimited mobile data plans driving ARPU accretion at the high end, and with second brands in the value segment. We now have 10 million active unlimited mobile data customers across 10 markets. In fixed broadband, there has been strong demand for high-speed connectivity, with over 1.1 million NGN broadband customers added in Europe year-to-date, taking our total NGN broadband base to 22.6 million.

In Business, we have continued to provide SME, large, multi-national and public sector customers with a full suite of next-generation connectivity services in order to keep them connected. Service revenue grew 0.7%* (Q2: -0.2%*) and we added a record six million IoT SIM connections. During the quarter, we announced a strategic partnership with RingCentral and will be launching a joint cloud-based Unified Communications as a Service solution in 2021. We also announced the first Multi-access Edge Computing pilots in Europe, in partnership with Amazon Web Services Wavelength. We will share further insight into Vodafone Business with a virtual investor briefing and live Q&A session hosted by Vinod Kumar (Vodafone Business CEO) on 18 March 2021.

Our investments in digital platforms have led to an increasing share of digital sales, with 50% of new iPhone sales in the UK completed digitally. The MyVodafone app has helped us stay connected with our customers; the app now has 40 million unique customers and receives 500 million visits per month. In January, we announced a new long-term, multi-platform agreement with Discovery, Inc, under which approximately 100 million Vodafone customers in Europe will be able to enjoy Discovery’s unique content portfolio across TV and streaming services.

We have continued to improve our asset utilisation through network sharing. During the quarter, Vodafone Germany signed a Memorandum of Understanding with Telefonica Deutschland, outlining a proposed reciprocal network sharing agreement to improve 4G coverage in areas where only one party operates (‘grey spots’).

In December 2020, Vodafone’s wholly owned subsidiary, Vodafone Vierte Verwaltungs AG, announced a settlement with three minority shareholders and launched a tender offer to the remaining shareholders of Kabel Deutschland Holding AG (‘KDG’). Through irrevocable undertakings with three minority KDG shareholders, Vodafone will own at least 93.8% of the outstanding share capital of KDG following completion of the offer. The transaction will be immediately accretive for both Adjusted EPS and Free Cash Flow per share and will be neutral to our credit rating.

The Vantage Towers IPO remains on track and the team will present its Q3 trading update on 15 February 2021.

Our Purpose ⫶ We connect for a better future

We believe that Vodafone has a significant role to play in building a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of the planet. Our sustainable business strategy helps deliver our 2025 targets across three pillars: Digital Society; Inclusion for All; and Planet.

Our significant role has become even more evident during the COVID-19 pandemic, as our essential network infrastructure has been critical in enabling people to work, allowing businesses to remain operational, supporting emergency services and giving access to education. Through our essential network infrastructure, we have kept people and societies connected. We have also donated over €150 million to support those affected by the crisis through direct contributions and services in-kind, supporting millions of our customers, frontline workers and citizens. The Vodafone Foundation has also donated €10 million to local charities in our markets in the form of cash grants, gifts in-kind and from employee donations via the community fund.

In November 2020, we announced a further update with respect to our long-term ambition to minimise our environmental impact. We have committed to reducing our total global carbon emissions to ‘net zero’ by 2040 and confirmed that our 2030 carbon reduction targets have been approved by the Science Based Targets initiative. Our targets are in line with reductions required to keep warming to 1.5°C, the most ambitious goal of the Paris Agreement.

This builds on a commitment we made in July 2020 to power 100% of our European network with renewable electricity by July 2021, creating a ‘Green Gigabit Net’ for customers across 11 markets that will grow sustainably using only power from wind, solar or hydro sources. Our accelerated shift to 100% renewable electricity on our European network will also help our customers reduce their carbon emissions, particularly our Business customers, while helping to create a healthier planet for everyone. By the end of December 2020, Germany, Italy and three of our Other Europe markets were already procuring 100% of their electricity from renewable sources.

In December 2020, we were recognised by global environmental non-profit organisation CDP for our actions and transparency with respect to our environmental impact and secured a place on CDP’s prestigious climate change ‘A List’. This places us in the top 5% of companies that responded to CDP’s 2020 climate change questionnaire.

Performance review ⫶ Return to growth, supported by Germany

•	Resilient trading performance, with service revenue growth of 0.4%* (Q2: -0.4%*)

•	Continued commercial momentum, despite further lockdown measures

•	Germany service revenue growth of 1.0%* (Q2: -0.1%*), with growth across all segments in the market

•	Reaffirming FY21 guidance with Adjusted EBITDA expected to be between €14.4 – €14.6 billion and free cash flow of at least €5 billion (pre-spectrum and restructuring)

					Other	Total		Other
	Germany	Italy	UK	Spain	Europe	Europe[1]	Vodacom	markets	Group[1]
Q3 performance summary	€m	€m	€m	€m	€m	€m	€m	€m	€m
Q3 FY21
Service revenue[2]	2,912	1,125	1,216	957	1,215	7,404	1,056	806	9,357
Other revenue	423	139	380	102	207	1,251	296	117	1,844
Total revenue	3,335	1,264	1,596	1,059	1,422	8,655	1,352	923	11,201
Organic service revenue growth (%)[2]	1.0%	(7.8)%	(0.4)%	(1.1)%	(0.7)%	(1.1)%	3.3%	12.3%	0.4%
Q3 FY20
Service revenue[2]	2,883	1,220	1,282	966	1,265	7,586	1,162	891	9,733
Other revenue	416	209	443	112	204	1,384	290	136	2,017
Total revenue	3,299	1,429	1,725	1,078	1,469	8,970	1,452	1,027	11,750

Notes:

1.	See pages 9 to 11 for a full disaggregation of our financial results by geography, including intersegment eliminations.
2.	Service revenue and organic growth are alternative performance measures. See page 8 for further details.

Further geographic performance information is available as a spreadsheet at investors.vodafone.com/reports-information/results-reports-presentations

All amounts in the commentary below marked with an “*” represent organic growth, which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See page 8 for further details.

Germany Consistent commercial performance, with growth across all segments

Service revenue grew by 1.0%* (Q2: -0.1%*), with growth across all segments in the quarter. This was driven by our consistent commercial performance, higher variable usage during the COVID-19 lockdown, a strong performance in Business and a smaller decline in roaming and visitor revenue. The year-on-year impact from the decline in roaming and visitor revenue was -1.0 percentage points in Q3 (Q2: -1.1 percentage points). Retail service revenue grew by 1.5%* (Q2: +0.6%*).

Fixed service revenue grew by 1.4%* (Q2: +0.6%*), driven by customer base growth and ARPU accretive customer upgrades to higher-speed plans, supported by higher variable usage during the pandemic lockdown. We added 98,000 cable broadband customers in Q3, including 35,000 migrations from legacy broadband DSL. A quarter of our cable broadband customer base now subscribes to speeds of at least 400Mbps, and Gigabit speeds are now available to 22.3 million households on our cable broadband network. Our broadband customer base increased by 56,000 to 10.9 million despite our retail stores being closed in December due to the COVID-19 pandemic.

Our TV customer base declined by 75,000, in part reflecting the termination of a bulk contract. We launched the ‘DAZN’ pay-TV channel and our new Apple set-top box product during the quarter, which are beginning to support an improved premium TV performance. However, retail sales activity was impacted by the December lockdown in response to the COVID-19 pandemic. Our converged ‘GigaKombi’ proposition, which allows customers to combine their mobile, landline, broadband and TV subscriptions for one monthly fee, continued to grow, with 28,000 Consumer additions in the quarter. We now have over 1.6 million Consumer converged accounts.

Mobile service revenue increased by 0.5%* (Q2: -1.0%*), with the improvement driven by higher variable usage, increased demand from business customers, and a smaller impact from the decline in roaming and visitor revenue, partially offset by lower prepaid revenue. We added 99,000 contract customers in Q3 despite the lockdown, supported by strong Consumer and public sector demand. Contract churn improved by 1.0 percentage points year-on-year to 12.0%. We added 122,000 prepaid customers, supported by our online-only proposition ‘CallYa Digital’.

Italy, UK, Spain and Other Europe ⫶ Lower COVID impacts, with stable underlying performance

Italy

Service revenue declined by 7.8%* (Q2: -8.0%*) reflecting continued price competition in the low-value segment of the mobile market and lower roaming and visitor revenue. The year-on-year impact from the decline in roaming and visitor revenue was -1.9 percentage points in Q3 (Q2: -2.4 percentage points).

Market net mobile number portability (‘MNP’) volumes fell as a result of local lockdowns during the quarter. Our second brand ‘ho.’ continued to grow strongly and now has 2.4 million customers. During the year, we signed mobile wholesale agreements with PostePay and Digi, and we will begin to migrate these customers onto our network in Q4.

Fixed service revenue grew by 1.1%* (Q2: +4.8%), with the quarterly slowdown driven by the lapping of prior year price increases. In fixed, we added 13,000 customers to our broadband customer base and we now have almost three million broadband customers. Through our own next generation network and strategic partnership with Open Fiber, our broadband services are now available to 8.3 million households. We also cover nearly three million other households with fixed-wireless access.

UK

Service revenue decreased by 0.4%* (Q2: -0.5%*) as continued good commercial momentum in our Consumer and Business segments was offset by the impact from the decline in roaming and visitor revenue of -2.3 percentage points (Q2: -2.8 percentage points).

Our mobile contract customer base increased by 77,000 driven by strong iPhone demand in Consumer and higher contract customer loyalty, with churn declining by 0.4 percentage points year-on-year to 14.4%. Our digital second brand ‘VOXI’ continued to grow, with 52,000 customer additions during Q3, supported by the launch of our ‘endless video’ proposition.

We had a good performance in fixed broadband, despite increased promotional activity during the Black Friday period, with 38,000 net customer additions. We now have 876,000 broadband customers, of which 450,000 are converged customers. Business demand for our SME and corporate products remained strong, including for our virtual call centres and our productivity and security solutions, supported by our best-in-class Business net promoter scores.

To support our continued investment in our networks, products and services, we announced that annual price increases of Consumer Price Index plus 3.9% will be applied to all broadband and mobile contracts signed from 9 December 2020, taking effect from April 2021.

During the quarter we also launched our ‘schools.connected’ programme with a goal of helping disadvantaged school children access education from home. We have provided 350,000 free SIMs to schools and further education colleges since the launch in November.

In December 2020, we announced that the CEO of Vodafone UK, Nick Jeffery, would leave in February 2021 to take up a new position outside Vodafone. We have announced that Ahmed Essam will become the new CEO of Vodafone UK effective 1 February and will remain on the Vodafone Group Executive Committee. Ahmed joined Vodafone in 1999 and has held a range of leadership roles across the Group, most recently as Group Chief Commercial Operations and Strategy Officer.

In January 2021, we announced the commercialisation of Cornerstone, the 50:50 joint venture between Vodafone and Telefonica (‘TEF UK’) that owns and manages both operators’ passive tower infrastructure in the UK. Vodafone UK and TEF UK have each entered into long-term Master Services Agreements with Cornerstone. To facilitate the effective roll- out of 5G technology and meet coverage obligations, Vodafone UK and TEF UK have agreed to commit as anchor tenants on c.1,200 new macro sites to be constructed by Cornerstone and c.1,950 new passive tenancies on existing macro sites operated by Cornerstone. Vodafone transferred its 50% shareholding in Cornerstone to Vantage Towers on 14 January 2021.

Spain

Service revenue declined by 1.1%* (Q2: -1.8%*) reflecting price competition in the market and the impact of the COVID-19 pandemic on roaming and visitor revenue. The quarter-on-quarter improvement was driven by a lower impact from the decline in roaming and visitor revenue, partially offset by the impact of COVID-19 restrictions on the hospitality sector during the quarter. The year-on-year impact from the decline in roaming and visitors was -1.7 percentage points in Q3 (Q2: -3.0 percentage points).

The market remained highly promotional in Q3, driving an increase in mobile number portability year-on-year. Our mobile contract customer base decreased by 45,000 and mobile contract churn increased by 2.9 percentage points year-on-year to 24.9%, partially reflecting the anticipated impact of our mid-November pricing actions. Commercial trends improved towards the end of the quarter as seasonal promotions ended. Our second brand ‘Lowi’ continued to compete effectively, with 49,000 net customer additions. Lowi now has 1.1 million customers.

Our broadband customer base declined by 22,000 reflecting the impact of our pricing actions and higher competitive intensity during the promotional ‘back to school’ period, as well as the ‘catch-up’ in disconnections from the prior quarter. Our extensive library of movies and TV series, as well as our new ‘boxless’ TV app proposition, supported continued good customer growth in TV with 46,000 customers added in Q3.

In November 2020, we announced that Antonio Coimbra had stepped down as CEO of Vodafone Spain and was appointed as Non-Executive Chairman. On the same day, Colman Deegan was appointed as the new CEO of Vodafone Spain and joined the Vodafone Group Executive Committee. Colman joined Vodafone in 1998 and has held a range of senior finance and leadership roles across the Group, most recently as CEO of Vodafone Turkey.

Other Europe

Service revenue declined by 0.7%* (Q2: -1.8%*) driven by lower roaming and visitor revenue and increased competition in some markets. The quarter-on-quarter improvement reflects a lower impact from the decline in roaming and visitor revenue and higher prepay usage as lockdown restrictions were eased, as well as improved performance in Ireland. The impact from the decline in roaming and visitor revenue was -1.8 percentage points in Q3 (Q2: -2.5 percentage points).

In Portugal, service revenue was broadly stable at -0.1%* (Q2: +0.3%*) as fixed and mobile contract customer growth was offset by lower roaming and visitor revenue. In October 2020, we announced a nationwide mobile network sharing agreement with NOS, which will allow a faster and more efficient development of mobile networks across Portugal. In Ireland, service revenue declined by 2.2%* (Q2: -6.1%*), with the sequential improvement driven by good performance in Consumer and the anniversary of the prior year market repricing. Service revenue in Greece declined by 3.5%* (Q2:-6.1%*) reflecting the decline in roaming and visitors and higher promotional activity.

We have continued to make good progress on integrating Liberty Global’s assets in Germany and Central Eastern Europe and we remain on track to deliver our targeted synergies.

Other Markets ⫶ Acceleration in trends

Service revenue in our Other Markets grew by 12.3%* (Q2: +9.0%*).

Service revenue in Turkey grew by 17.7%* (Q2: +13.9%*), ahead of inflation, reflecting an improvement in roaming and visitor revenue, increased demand for mobile data and fixed broadband, and ‘more-for-more’ initiatives. We maintained our good commercial momentum, with 315,000 mobile contract and 57,000 broadband net additions during the quarter.

Service revenue in Egypt grew by 8.8%* (Q2: +4.9%*), ahead of inflation, supported by customer base growth, increased mobile data usage, and the impact of a prior year settlement. In November 2020, we announced that Vodafone Egypt had acquired 40MHz of 2.6Ghz spectrum, with a 10-year licence through to 2030. The spectrum will enable us to significantly expand network capacity to meet growing demand for reliable, high quality voice and data services.

Vodacom ⫶ Strong demand in South Africa, with international markets recovering

Vodacom service revenue grew by 3.3%* (Q2: +3.2%*) with growth in South Africa partially offset by ongoing economic pressure in Vodacom’s international markets.

In South Africa, service revenue grew by 5.4%* (Q2: +7.7%*) supported by increased demand for voice, data and financial services. The slowdown in quarterly trends reflects the expiry of some special government social grants introduced at the start of the COVID-19 pandemic and a redirection of consumer discretionary spend as lockdown measures eased. In South Africa, we added 29,000 contract customers, driven by strong business demand, and added 2.1 million prepaid customers supported by our successful ‘Shake-off’ campaign. Data traffic increased by 50% year- on-year in Q3 and 47% of our customer base is now using data services. Our ‘ConnectU’ platform continues to promote digital inclusion via zero-rated access to a wide range of websites, including job portals and online learning platforms, with total unique users reaching 13.4 million as at 31 December 2020. In January 2021, we announced an expanded roaming agreement with Cell-C with respect to its mobile contract and mobile broadband customers.

In Vodacom’s international markets, service revenue declined by 0.3%* (Q2: -4.9%*) reflecting ongoing economic pressures. The improvement in quarterly trends was driven by the reinstatement of fees on person-to-person M-Pesa transfers in Mozambique and improving economic activity in most markets. Digital adoption across Vodacom’s international markets accelerated with higher M-Pesa volumes, M-Pesa revenue as a share of total service revenue increasing by 1.7 percentage points to 22%, and 53% of our customer base is using data services. By January 2021, the temporary zero-rating of fees on M-Pesa person-to-person transfers had ended across all Vodacom’s markets.

Alternative performance measures

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies, including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•	It is used for internal performance reporting;
•	It is used in setting director and management remuneration; and
•	It is useful in connection with discussion with the investment community.

Organic growth

All amounts in this document marked with an “*” represent organic growth, which presents performance on a comparable basis in terms of merger and acquisition activity and movements in foreign exchange rates.

Whilst this measure is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;
•	It is used for internal performance analysis; and
•	It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables overleaf.

Quarter ended 31 December	Q3 FY21	Q3 FY20	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,912	2,883	1.0	–	–	1.0
Mobile service revenue	1,279	1,273	0.5	–	–	0.5
Fixed service revenue	1,633	1,610	1.4	–	–	1.4
Italy	1,125	1,220	(7.8)	–	–	(7.8)
Mobile service revenue	818	916	(10.7)	–	–	(10.7)
Fixed service revenue	307	304	1.0	0.1	–	1.1
UK	1,216	1,282	(5.1)	–	4.7	(0.4)
Mobile service revenue	848	924	(8.2)	–	4.6	(3.6)
Fixed service revenue	368	358	2.8	–	5.1	7.9
Spain	957	966	(0.9)	(0.2)	–	(1.1)
Other Europe	1,215	1,265	(4.0)	1.5	1.8	(0.7)
Of which: Ireland	205	209	(1.9)	(0.3)	–	(2.2)
Of which: Portugal	247	248	(0.4)	0.3	–	(0.1)
Of which: Greece	211	219	(3.7)	0.2	–	(3.5)
Eliminations	(21)	(30)
Europe	7,404	7,586	(2.4)	0.2	1.1	(1.1)
Vodacom	1,056	1,162	(9.1)	–	12.4	3.3
Of which: South Africa	769	834	(7.8)	–	13.2	5.4
Of which: International operations	291	330	(11.8)	–	11.5	(0.3)
Other Markets	806	891	(9.5)	–	21.8	12.3
Of which: Turkey	388	481	(19.3)	–	37.0	17.7
Of which: Egypt	371	356	4.2	–	4.6	8.8
Other	115	117	(1.7)	–	(1.6)	(3.3)
Eliminations	(24)	(23)
Total service revenue	9,357	9,733	(3.9)	0.2	4.1	0.4
Other revenue	1,844	2,017	(8.6)	–	4.8	(3.8)
Revenue	11,201	11,750	(4.7)	0.2	4.2	(0.3)

Other growth metrics
Business - Service revenue	2,567	2,647	(3.0)	0.6	3.1	0.7
Germany - Retail revenue	2,832	2,791	1.5	–	–	1.5

Quarter ended 30 September	Q2 FY21	Q2 FY20	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,883	2,696	6.9	(7.0)	–	(0.1)
Mobile service revenue	1,277	1,289	(0.9)	(0.1)	–	(1.0)
Fixed service revenue	1,606	1,407	14.1	(13.5)	–	0.6
Italy	1,129	1,226	(7.9)	(0.1)	–	(8.0)
Mobile service revenue	823	934	(11.9)	–	–	(11.9)
Fixed service revenue	306	292	4.8	–	–	4.8
UK	1,208	1,218	(0.8)	–	0.3	(0.5)
Mobile service revenue	854	888	(3.8)	–	0.2	(3.6)
Fixed service revenue	354	330	7.3	–	0.5	7.8
Spain	960	978	(1.8)	–	–	(1.8)
Other Europe	1,240	1,264	(1.9)	(1.0)	1.1	(1.8)
Of which: Ireland	201	215	(6.5)	0.4	–	(6.1)
Of which: Portugal	255	254	0.4	(0.1)	–	0.3
Of which: Greece	222	237	(6.3)	0.2	–	(6.1)
Eliminations	(30)	(44)
Europe	7,390	7,338	0.7	(2.8)	0.3	(1.8)
Vodacom	999	1,139	(12.3)	–	15.5	3.2
Of which: South Africa	720	811	(11.2)	–	18.9	7.7
Of which: International operations	284	329	(13.7)	–	8.8	(4.9)
Other Markets	839	988	(15.1)	10.1	14.0	9.0
Of which: Turkey	425	499	(14.8)	–	28.7	13.9
Of which: Egypt	369	356	3.7	–	1.2	4.9
Other	110	117	(6.0)	–	0.7	(5.3)
Eliminations	(30)	(32)
Total service revenue	9,308	9,550	(2.5)	(1.3)	3.4	(0.4)
Other revenue	1,613	1,736	(7.1)	0.3	4.5	(2.3)
Revenue	10,921	11,286	(3.2)	(1.1)	3.6	(0.7)

Other growth metrics
Business - Service revenue	2,520	2,597	(3.0)	0.5	2.3	(0.2)
Germany - Retail revenue	2,802	2,594	8.0	(7.4)	–	0.6

Additional information

Quarter ended 31 December - Revenue

Group and Regions	Group		Europe
	Q3 FY21	Q3 FY20	Q3 FY21	Q3 FY20
	€m	€m	€m	€m
Mobile customer revenue	5,364	5,715	3,844	4,028
Mobile incoming revenue	421	437	303	310
Other service revenue	442	480	291	317
Mobile service revenue	6,227	6,632	4,438	4,655
Fixed service revenue	3,130	3,101	2,966	2,931
Service revenue	9,357	9,733	7,404	7,586
Other revenue	1,844	2,017	1,251	1,384
Revenue	11,201	11,750	8,655	8,970

Operating Companies	Germany		Italy		UK
	Q3 FY21	Q3 FY20	Q3 FY21	Q3 FY20	Q3 FY21	Q3 FY20
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,117	1,112	684	776	733	790
Mobile incoming revenue	57	51	73	74	56	66
Other service revenue	105	110	61	66	59	68
Mobile service revenue	1,279	1,273	818	916	848	924
Fixed service revenue	1,633	1,610	307	304	368	358
Service revenue	2,912	2,883	1,125	1,220	1,216	1,282
Other revenue	423	416	139	209	380	443
Revenue	3,335	3,299	1,264	1,429	1,596	1,725

	Spain		Vodacom
	Q3 FY21	Q3 FY20	Q3 FY21	Q3 FY20
	€m	€m	€m	€m
Mobile customer revenue	563	561	893	977
Mobile incoming revenue	37	32	36	40
Other service revenue	31	38	66	75
Mobile service revenue	631	631	995	1,092
Fixed service revenue	326	335	61	70
Service revenue	957	966	1,056	1,162
Other revenue	102	112	296	290
Revenue	1,059	1,078	1,352	1,452

Definitions

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Adjusted EBITDA	Operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.
Europe	The Group’s region, Europe, which comprises the European operating segments.
Fixed service	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Free cash flow (pre- spectrum)	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile customer revenue	Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues are combined to simplify presentation.
Mobile service	Service revenue relating to the provision of mobile services.
Memorandum of Understanding	A Memorandum of Understanding (‘MoU’) is an agreement expressing the intent for two or more parties to work together.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating free cash flow	Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible fixed assets and property, plant and equipment, but before restructuring costs arising from discrete restructuring plans.
Organic growth	An alternative performance measure which presents performance on a comparable basis, in terms of merger and acquisition activity and movements in foreign exchange rates.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Regulation	Impact of industry law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.
Reported growth	Based on amounts reported in euros as determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
Retail revenue	Retail revenue comprises Service revenue excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator ‘FVNO’) wholesale revenues.
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad. Visitors: revenue received from other operators or markets when their customers roam on one of our markets’ networks.
Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
SME	Small and medium sized enterprises.

Notes

1.	All figures in this trading update are unaudited.
2.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speech mark, Vodafone Broken Speech mark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trade marks owned by Vodafone. Other product and company names mentioned may be the trade marks of their respective owners.
3.	All growth rates reflect a comparison to the quarter ended 31 December 2019 unless otherwise stated.
4.	References to “Q2” and “Q3” are to the three months ended 30 September 2020 and 31 December 2020, respectively, unless otherwise stated. References to the “year”, “financial year” or “2021 financial year” are to the financial year ending 31 March 2021 and references to the “last year”, “last financial year” or “2020 financial year” are to the financial year ended 31 March 2020 unless otherwise stated.
5.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
6.	Quarterly historical information is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations
7.	This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDA and free cash flow (pre-spectrum and restructuring) for the financial year ending 31 March 2021; the IPO and listing of Vantage Towers; the Group’s sustainable business strategy and 2025 targets; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, sharing infrastructure and its benefits and sharing mobile networks in Europe; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including in respect of Vodafone Business’ partnership with Accenture.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2020 and the half year results for the six months ended 30 September 2020. The annual report can be found on the Group’s website (https://investors.vodafone.com/reports-information/latest-annual-results). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Any securities issued in connection with an IPO of Vantage Towers will not be registered under the US Securities Act of 1933 (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an exemption from registration.

Copyright © Vodafone Group 2021

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 3, 2021		By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary